Mail Stop 3561

April 13, 2007

Alejandro Macfarlane
Chief Executive Officer
Distribution and Marketing Company of the North, Inc.
C/o CT Corporation System
111 Eighth Avenue
New York, NY 10011

Re: **Distribution and Marketing Company of the North, Inc.**
        Amendment No. 1 to Form F-1
        Filed April 10, 2007
        Registration Statement on Form F-1
        Filed on April 4, 2007
        File No. 333-141894

Dear Mr. Macfarlane:

We have reviewed your document and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Dilution, page 34

1. Please revise your table to illustrate the dilution on a per share basis.   If you choose to also present dilution per ADS, such disclosure should be a supplement to the disclosure required by Item 9.E. of Form 20-F. In this regard, please also disclose the estimated initial public offering price per

common share based on the $17 midpoint price per ADS with each ADS representing 20 Class B common shares.

Legal proceedings, page 104

2. We note that you are a party to several claims involving the Employee Stock Participation Program. Please discuss the details of these claims under this section.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donna DiSilvio, Staff Accountant, at (202) 551-3202 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Peggy Kim, Senior Staff Attorney, at (202) 551-3411 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Juan G. Giraldez, Esq.
        Cleary Gottlieb Steen & Hamilton LLP
        Fax: (212) 225-3999